Exhibit 3.1.2

CERTIFICATE
ELIMINATING REFERENCE TO SERIES D AND SERIES E EXCHANGEABLE
PREFERRED STOCK FROM THE CERTIFICATE OF INCORPORATION OF
NEXTEL COMMUNICATIONS, INC.

     Pursuant to the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, it is hereby certified that:

1.	The name of the corporation is Nextel Communications, Inc. (hereinafter referred to as the “Corporation”).

2.	The respective designations of the two series of shares of stock of the corporation to which this certificate relates are the Series D and Series E Exchangeable Preferred Stock.

3.	The voting powers, designations, preferences, and the relative, participating, optional, or other rights, and the qualifications, limitations, and restrictions of the Series D and Series E Exchangeable Preferred Stock were provided for in two separate resolutions adopted by the board of directors of the Corporation pursuant to authority expressly vested in it by the provisions of the certificate of incorporation of the Corporation. A certificate setting forth the resolution for designation of the Series D Exchangeable Preferred Stock was filed with the Secretary of State of the State of Delaware on July 18, 1997, and a certificate setting forth the resolution for designation of the Series E Exchangeable Preferred Stock was filed with the Secretary of State of the State of Delaware on February 10, 1998. Both certificates were filed pursuant to the provisions of Section 151(g) of the General Corporation Law of the State of Delaware.

4.	The board of directors of the Corporation has adopted the following resolutions:

Series D & E Exchangeable Preferred Stock Elimination

     RESOLVED, that the only issued shares of Series D or Series E Exchangeable Preferred Stock of the Corporation are at this time held by the Corporation, no such shares remain outstanding, and none will be issued under the certificates of designation previously filed with respect to the Series D or Series E Exchangeable Preferred Stock, and accordingly, upon the filing of a certificate to this effect with the Secretary of State of the State of Delaware, the certificates of designation for the Series D and the Series E Exchangeable Preferred Stock will be eliminated from the certificate of incorporation of the Corporation and the             shares presently held by the Corporation will be cancelled; and

     FURTHER RESOLVED, that the proper officers of the Corporation be, and each hereby is, authorized and directed to file a certificate setting forth this resolution with the Secretary of State of the State of Delaware pursuant to the provisions of Section 151(g) of the General Corporation Law of the State of Delaware for the purpose of eliminating from the certificate of incorporation of the Corporation all reference to the Series D and the Series E Exchangeable Preferred Stock.

5.	The effective date of this certificate shall be the Filing Date, defined as the date upon which Secretary of State endorses the word “Filed” on the instrument.

Signed on September 22, 2003.

/s/ Christie A. Hill

Christie A. Hill
Corporate Secretary